Exhibit (a)(1)(B)

SUMMARY OF OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

Below is a summary of some aspects of the Offer to Exchange Certain Outstanding Options for New Options (“Offer”) that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

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You may only exchange outstanding options granted prior to the date of this Offer, with an exercise price greater than or equal to $12.00.  The minimum exercise price of $12.00 represents a 0.79% premium above the average closing price of our common stock on the Nasdaq Global Market for the prior 30 trading days leading up to and including June 30, 2011.

•	The offer is for a one-for-one exchange. If you choose to participate, the number of new options granted to you will be equal to the number of eligible options that you tender to the Company.

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Your new options will be subject to a new four-year vesting schedule.  Under the new vesting schedule, 25% of the new options will vest on each of the first four anniversaries of the new grant date. Thus, no portion of the new option grant will be vested on the new option grant date. Vesting on any date is subject to your continued service to Bridge Capital Holdings or a subsidiary of Bridge Capital Holdings through each relevant vesting date.

•	Your new option will have a maximum term of ten (10) years from the grant date of the new option and will be an incentive stock option for U.S. tax purposes.

The Offer is being made under the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Options for New Options and the related Election Form. You should carefully read all of these documents before you decide whether to participate in the Offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Offer and have included a question and answer section in the Summary Term Sheet as part of the Offer (refer to the “Offer to Exchange Certain Outstanding Options for New Options” document). Participation is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange Certain Outstanding Option for New Options. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Offer, you must complete an Election Form and return it to the Company and deliver it by hand to the Human Resources Department or via electronic mail to optionexchange@bridgebank.com. To obtain another Election Form, please contact the Human Resources Department at 408-556-8307 or optionexchange@bridgebank.com.

You must complete the election process in the foregoing manner before 11:59 p.m., California time Time, on August 1, 2011, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Documents submitted by U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted.

If you have any questions, please contact the Human Resources Department at (408) 556-8307 or Debra Bradford, our Stock Plan Administrator at (408) 556-8356.